

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 27, 2016

William D. Schwieterman
Chief Executive Officer
Mateon Therapeutics, Inc.
701 Gateway Blvd, Suite 210
South San Francisco, CA 94080

> **Re: Mateon Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 7, 2016**
> **File No. 000-21990**

Dear Dr. Schwieterman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notice of Special Meeting of Stockholders

1.   Please tell us the basis for your statement of belief that the common stock will be "meaningfully higher" provided you remain listed on NASDAQ. In this regard, please explain how this statement – and the statement concerning impairment of stock valuation in the first paragraph of the Notice – reconcile to your statement on page 9 that you cannot predict whether the reverse stock split will result in a sustained increase in your stock price or that the stock price will rise proportionately to the reduction in the number of shares. Alternatively, please remove the two statements referenced above from the Notice.

2.   Please revise the first paragraph and the fifth-to-last paragraph of the Notice to avoid the implication that there will be no change in the percentage ownership of shares as a result of the reverse stock split and that all shareholders will be able to participate equally. In this regard, we refer to the table you include in the Notice which explains that fractional

shares will not be issued, resulting in a reduction in outstanding common shares by 4,000 to 15,000 and a reduction in the total number of shareholders by 1,400.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.